

Mail Stop 4631

April 29, 2016

Via E-mail
Mr. James S. Scully
Executive Vice President & Chief Financial Officer
Avon Products, Inc.
777 Third Avenue
New York, NY 10017

> **Re: Avon Products, Inc.**
> **Form 10-K**
> **Filed February 23, 2016**
> **File No. 1-4881**

Dear Mr. Scully:

We have reviewed your filing and have the following comments. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2015

Transformation Plan, page 6

1. We note the emphasis in your Form 10-K and proxy statement on the "Transformation Plan" you announced in January 2016. In future filings, in your Business discussion or in MD&A, as appropriate, please elaborate on how you plan to achieve the objectives of the Transformation Plan you announced in January 2016. We note disclosures on pages 6 and 28 of Form 10-K and in your proxy statement to the effect that you will invest in media, social selling and "service model evolution", as well as in your brand and categories, but it is not clear what concrete steps you plan to take. Similarly, it is not clear how you plan to improve your operating model or optimize your supply chain, as disclosed in your proxy statement, or what restructuring actions or "other cost-savings strategies that will not result in restructuring charges" you are planning. Please also clarify whether you anticipate that the cost reductions will be necessary in order for you to make the investments and to clarify, if true, that your transactions with Cerberus are a part of the Transformation Plan.

Management's Discussion and Analysis, page 27

Segment Review, page 46

2. We note the disclosures on pages 47-48 regarding the monetary and certain nonmonetary assets located in Venezuela and Argentina. For each country, please address the following and expand your disclosure to clarify the following points:
    *   Tell us the nature of your operations in Venezuela and Argentina (e.g., manufacturing, importing, marketing, selling, etc.) and the nature of the activities conducted between those operations and your non-Venezuelan and non-Argentine operations;
    *   Clarify how the economic situation in Venezuela and Argentina impacts your liquidity, including the extent of intercompany receivables due from your Venezuelan and Argentine subsidiaries;
    *   Quantify the amount of monetary and nonmonetary assets in Venezuela and Argentina by significant asset grouping, (i.e., cash, inventories, PP&E, intercompany accounts, etc.). In this regard, we note your current disclosure only discusses your net asset position and amounts in accumulated foreign currency translation adjustments; and
    *   Discuss the factors you are currently monitoring in determining to continue consolidating your Venezuelan operations, the status of those factors and any associated uncertainties.

Definitive Proxy on Schedule 14A

Executive Compensation Tables, page 55
Grants of Plan-Based Awards, page 57

3. In future filings, please disclose the estimated future payouts under your non-equity incentive plan awards when the threshold is achieved. See Item 402(d)(2)(iii) of Regulation S-K.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

    *   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin at (202) 551-3236, or Pamela Long, Assistant Director, at (202) 551-3765, with any other questions.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant
Office of Manufacturing and
Construction